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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                              HILITE INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                              HILITE HOLDINGS, LLC
                              HILITE MERGECO, INC.

                                   (BIDDERS)
                            ------------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
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                                  431353 10 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
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                               JOSEPH W. CARRERAS
                              HILITE HOLDINGS, LLC
                              HILITE MERGECO, INC.
                                TERMINAL TOWER
                                50 PUBLIC SQUARE
                             CLEVELAND, OHIO   44113
                                 (216) 771-6700
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------

                                   COPIES TO:

                           CHRISTOPHER M. KELLY, ESQ.
                             PATRICK J. LEDDY, ESQ.
                           JONES, DAY, REAVIS & POGUE
                                   NORTH POINT
                               901 LAKESIDE AVENUE
                              CLEVELAND, OHIO 44113
                                 (216) 586-3939

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                            CALCULATION OF FILING FEE

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     Transaction Valuation(1)                         Amount of Filing Fee(2)
           $71,537,850                                      $14,308
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[X]      Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:  $14,308           Filing party: Hilite Industries, Inc.
                         --------------                  -----------------------

Form or registration no.:Schedule 13E-4    Date filed:  May 3, 1999
                         --------------                 -----------

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1        For purposes of calculating the filing fee only. Based upon 5,020,200 shares of common stock of Hilite Industries, Inc. at $14.25 per share (the sum of (i) 4,900,000 outstanding shares of common stock and (ii) 120,200 outstanding options to purchase shares of common stock of Hilite Industries, Inc.)

2 The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, is 1/50 of one percent of the aggregate transaction.


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                                  TENDER OFFER


         This Tender Offer Statement on Schedule 14D-1 relates to the tender offer by Hilite Industries, Inc. on behalf of Hilite Holdings, LLC, a Delaware limited liability company ("Buyer"), and Hilite Mergeco, Inc., a Delaware corporation ("Merger Subsidiary"), to purchase all the issued and outstanding shares of its common stock, $0.01 par value per share (the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 1999 (the "Offer to Purchase") and the related letter of transmittal copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Hilite Industries, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 1671
S. Broadway, Carrollton, Texas 75006.

     (b) Information concerning the number of outstanding Shares is set forth in "INTRODUCTION," "SPECIAL FACTORS -- Interests of Certain Persons in the Transactions" and "SPECIAL FACTORS -- The Merger Agreement and the Stockholders Agreement" of the Offer to Purchase and is incorporated herein by reference.

     (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices of Shares for each quarterly period during the past two years is set forth in "INTRODUCTION" and "THE TENDER OFFER -- Section 6. Price Range of Shares; Dividends" of the Offer to Purchase and is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by Buyer and Merger Subsidiary.

         (a)-(d) and (g) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 15. Certain Information Concerning Buyer and Merger Subsidiary" and "SCHEDULE I. Directors and Executive Officers of the Company" is incorporated herein by reference.

         (e)-(f) Neither Buyer, Merger Subsidiary, nor any natural person listed in "THE TENDER OFFER -- Section 15. Certain Information Concerning Buyer and Merger Subsidiary" of the Offer to Purchase during the past five years, to its or his knowledge, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a) None.

         (b) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of Buyer and the Continuing Stockholders for the Transactions" and "SPECIAL FACTORS -- The Merger Agreement and the Stockholders Agreement" is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Offer to Purchase under "INTRODUCTION" and "THE TENDER OFFER -- Section 10. Financing of the Transactions" is incorporated herein by reference.

         (b) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 10. Financing of the Transactions" is incorporated herein by reference.

         (c) Confidential treatment was not requested, see "THE TENDER OFFER-Section 10. Financing of the Transactions" in the Offer to Purchase.





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ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (a)-(g) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of the Company for the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of Buyer and the Continuing Stockholders for the Transactions," "SPECIAL FACTORS -- Plans for the Company after the Transactions; Certain Effects of the Transactions," "SPECIAL FACTORS -- The Merger Agreement and the Stockholders Agreement," "THE TENDER OFFER -- Section 11. Effects of the Transactions on the Market for the Shares; Exchange Act Registration," "SPECIAL FACTORS -- Recommendation of the Disinterested Directors and the Board; Fairness of the Transactions," "SPECIAL FACTORS -- Position of Buyer and the Continuing Stockholders Regarding Fairness of the Transactions," "SPECIAL FACTORS -- Rights of the Stockholders in the Transactions," and "THE TENDER OFFER -- Section 10. Financing of the Transactions" is incorporated herein by reference.

         Item 5(a)-(g) is hereby amended and supplemented as follows:

         The following two paragraphs are hereby added as the final two paragraphs under "SPECIAL FACTORS -- Purposes and Reasons of the Company for the Transactions" contained in the Offer to Purchase:

                   "The structure of the Transactions was the result of extensive negotiations between Buyer and the Company. In connection with such negotiations, Buyer indicated its desire to structure the Transactions to qualify for recapitalization accounting. In order to induce Buyer to proceed with the Transactions and to provide the Company's stockholders with the benefits of Buyer's offer for the Company, the Company ultimately agreed to proceed based on Buyer's proposed structure."

                   "The Board of Directors decided to pursue the Transactions at this time because of (i) the anticipated impact of certain trends affecting the Company and its business, including automotive supplier consolidation and the increasing importance of size and global presence for continuous growth, (ii) the perceived undervaluation of the Shares in the market and (iii) the lack of liquidity for the Shares and the determination that a private sale of the Company would likely provide substantially greater value to the Company's stockholders than could be obtained through the public market."


ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in the Offer to Purchase under "INTRODUCTION" and "SPECIAL FACTORS -- Beneficial Ownership of Common Stock" is incorporated herein by reference. Pursuant to the Stockholders Agreement, dated as of April 26, 1999, among Buyer, Merger Subsidiary and certain stockholders of the Company listed on Schedule A to that agreement (the "Continuing Stockholders"), Buyer and Merger Subsidiary may be construed as being the beneficial owners of 3,802,650 Shares. Such Shares constitute 75.7% of the outstanding Shares. Buyer, Merger Subsidiary and the Continuing Stockholders filed a statement on Schedule 13D relating to such beneficial ownership on May __, 1999.

         (b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS" -- The Merger Agreement and the Stockholders Agreement" is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in the Offer to Purchase under "INTRODUCTION," and "SPECIAL FACTORS -- The Merger Agreement and the Stockholders Agreement" is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in the Offer to Purchase under "INTRODUCTION," and "THE TENDER OFFER -- Section 14. Fees and Expenses" is incorporated herein by reference.


ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         Buyer was formed pursuant to an investment program among Carreras, Kestner & Co., L.L.C., Carreras Kestner Investors, L.L.C., Citicorp Venture Capital Corporation, Key Equity Capital Corporation/Key Equity Partners 99, and Kelso & Company, L.P. (collectively, the "Investors"). The Investors have agreed to contribute approximately $87.0 million to the investment program. Program investments are made through a newly formed limited liability company capitalized by the Investors in proportion to their respective commitments to the investment program. No financial statements for Buyer are provided because Buyer believes that such financial statements are not material to the decision of a holder of Shares whether or not to tender such Shares into the Company's tender offer.


ITEM 10.  ADDITIONAL INFORMATION.

    (a) The information set forth in "SPECIAL FACTORS -- The Stock Subscription Agreements" and "SPECIAL FACTORS -- Plans for the Company after the Transactions; Certain Effects of the Transactions" of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in "THE TENDER OFFER -- Section 13. Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) None.

     (f) The information set forth in the Offer to Purchase, the related Letter of Transmittal, the Merger Agreement and the Stockholders Agreement, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (c)(1) and (c)(2), respectively, are incorporated herein by reference in their entirety.


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ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated May 3, 1999.*

     (a)(2) Letter of Transmittal, dated May 3, 1999.*

     (a)(3) Notice of Guaranteed Delivery, dated May 3, 1999.*

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 3, 1999.*

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 3, 1999.*

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

     (a)(7) Summary Advertisement as published in the Wall Street Journal on May 3, 1999.*

     (a)(8) Press Release issued by the Company on April 27, 1999.*

     (a)(9) Letter to the Company's Stockholders from Daniel W. Brady, Chief Executive Officer of the Company, dated May 3, 1999.*

     (b)(1) Commitment Letter, dated April 20, 1999, from First Union Investors, Inc.*

     (b)(2) Commitment Letter, dated April 20, 1999, from First Union Capital Markets Corp.*

     (c)(1) Agreement and Plan of Merger, dated April 26, 1999, by and among the Company, Merger Subsidiary and Buyer.*

     (c)(2) Stockholders Agreement, dated as of April 26, 1999, by and among Buyer, Merger Subsidiary and the Continuing Stockholders of the Company listed on Schedule A thereto.*

     (d)  None.

     (e)  None.



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     (f)  None.
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 *Previously filed as an Exhibit to Schedule 13E-3.


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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 1999
                                        HILITE HOLDINGS, LLC

                                        /s/ JOSEPH W. CARRERAS

                                        ------------------------------------
                                        By: Joseph W. Carreras
                                              President

                                        HILITE MERGECO, INC.

                                        /s/ JOSEPH W. CARRERAS

                                        ------------------------------------
                                        By: Joseph W. Carreras
                                              President








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                                 EXHIBIT INDEX



EXHIBIT
NUMBER                            Description
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(a)(1)  Offer to Purchase, dated May 3, 1999.*

(a)(2)  Letter of Transmittal, dated May 3, 1999.*

(a)(3)  Notice of Guaranteed Delivery, dated May 3, 1999.*

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 3, 1999.*

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 3, 1999.*

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7) Summary Advertisement as Published in the Wall Street Journal on May 3, 1999.*

(a)(8)  Press Release issued by the Company On April 27, 1999.*

(a)(9) Letter to the Company's Stockholders from Daniel W. Brady, Chief Executive Officer of the Company, dated May 3, 1999.*

(b)(1)  Commitment Letter, dated April 20, 1999, from First Union Investors,
Inc.*

(b)(2) Commitment Letter, dated April 20, 1999, from First Union Capital Markets Corp.*

(c)(1) Agreement and Plan of Merger, dated April 26, 1999, by and among Buyer, Merger Subsidiary and the Continuing Stockholders of the Company listed on Schedule A thereto.*

(c)(2) Stockholders Agreement, dated as of April 26, 1999, by and among Buyer, Merger Subsidiary and the Continuing Stockholders of the Company listed on Schedule A thereto.*


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(d)       None.

(e)       None.

(f)       None.
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*Previously filed as an Exhibit to Schedule 13E-3.